Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

Closure of Register of Members

NOTICE IS HEREBY GIVEN THAT the register of members of the Company will be closed from Wednesday, 17 June 2009 to Tuesday, 23 June 2009, both days inclusive. The purpose of such closure of register is to enable the Company to determine the identity of the shareholders of the Company (the “Shareholders”) who are entitled to attend and vote at the upcoming annual general meeting of the Company scheduled to be held on 23 June 2009 (the “AGM”) to approve, among other things, the following:

1.	re-election and election of directors of the Company;

2.	proposed of general mandates to issue and repurchase shares of the Company;

3.	non-exempt continuing connected transactions with Datang Telecom Technology & Industry Holdings Co., Ltd.;

4.	supply of corporate communications by making them available on the Company’s website; and

5.	refreshment of the existing scheme limit on the grant of options under the option plans; and

details of which are set out in the AGM circular despatched to the Shareholders on 28 April 2009.

During such period, no transfer of shares of the Company will be registered. In order to qualify for attending and voting at the AGM, all transfers, accompanied by the relevant certificates, must be lodged with the share registrar of the Company, Computershare Hong Kong Investor Services Limited, at Shops 1712 to 1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 p.m. on 16 June 2009. The record date is 23 June 2009, being the day on which the identity of the Shareholders who are entitled to attend and vote at the AGM will be determined.

As at the date of this announcement, the directors of the Company are Yang Yuan Wang as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and Executive Director of the Company; Zhou Jie (and Wang Zheng Gang as alternate director to Zhou Jie) as Non-Executive Director of the Company; and Tsuyoshi Kawanishi, Lip-Bu Tan, Jiang Shang Zhou and Edward S Yang as Independent Non-Executive Directors of the Company.

Semiconductor Manufacturing International Corporation

Richard R. Chang

Chief Executive Officer

Shanghai, PRC
3 June 2009

This announcement is made in English and Chinese. In case of any inconsistency, the English version shall prevail.